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                                  EXHIBIT 8.4.
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MORGAN BEAUMONT NAMES SCOTT MATTHEWS AS VICE PRESIDENT OF BUSINESS DEVELOPMENT

MONDAY, MAY 2, 2005 02:24 PM US Eastern Timezone

SARASOTA, FLORIDA - MAY 2, 2005 - Morgan Beaumont, Inc. (OTC BB: MBEU), a premier technology solution provider to the Stored Value and Debit Card market and owner of the SIRE Network(TM), today announced that it has added several key personnel to strengthen the company's overall strategy of providing pre-paid card products to the market.

Scott Matthews, age 40, has joined the company as Vice President of Business Development, responsible for executing the company's strategic distribution opportunities for debit and pre-paid phone cards.

Erik Jensen, President of Morgan Beaumont, stated, "We are very fortunate to have Scott join our senior leadership team. He has an established record of accomplishments in business management, marketing, advertising, retail sales and distribution, including 14 years of developing distribution channels for the Stored Value industry. Our growth opportunities are greatly enhanced with Scott on our team, and we look forward to his contributions."

Cliff Wildes, Chief Executive Officer, added, "Scott is an excellent addition to our management team as we further strengthen the company through key personnel additions and the positioning of our human resources for continued growth. Scott's experience and background in the Stored Value Card industry will help us not only distribute cards but grow the SIRE Network."

Prior to joining Morgan Beaumont, Matthews was founder and Chief Executive Officer of Platinum Financial Group, a marketing company that managed six stored value MasterCard card programs including the launch of the "Usher Success" MasterCard card. Matthews also founded International Gateway Exchange, a technology company that developed and marketed the "UTA Cash Card," which was distributed at over 70,000 retail locations. He received his bachelor's degree in business management and marketing from Florida State University and was formerly a professional baseball player.

Matthews added, "I am looking forward to working with management as a key team player and to my responsibility of executing the overall marketing strategy and rounding out the distribution opportunities for Morgan Beaumont."

The company also announced that Tim Wood has joined Morgan Beaumont after five years with Metavante, a nationally known Stored Value Card processor. He will work with the company's product implementation department, led by Loreen Rua who joined Morgan Beaumont earlier this year from JP Morgan Chase's credit card division, as the company expands its ability to bring to market new and exciting card programs for sub prime and prime consumers in vertical markets, such as Hispanic, Teen, Gift, Celebrity, and Affinity.


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To underscore the company's commitment to rolling out a premium pre paid phone card product, Ken Craig, Chief Operating Officer of Morgan Beaumont and former President of WilTel Communications, has expanded his duties to head up the company's pre paid phone card and reloadable phone card initiatives. Craig's Stored Value and telecommunications experience, coupled with Morgan's acquisition of switching and VOIP equipment, will be key components in bringing a low cost, secure, reloadable phone card and ATM debit card to the market for Morgan Beaumont cardholders. Based on the company's knowledge, no other firm in the Stored Value industry owns its own telecommunications switches and VOIP equipment, enabling them to provide an end-to-end solution. Morgan Beaumont's focus on an experienced management team, technology and expertise to bring products to the market will further strengthen its leadership position in the market.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Sarasota, Florida. The company is one of the premier providers of Stored Value and Debit Card Solutions in the United States. The company has developed POS and PC based software that connects merchants with multiple Stored Value Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. Morgan Beaumont is a MasterCard Third Party Processor (TPP). The company owns and operates the SIRE Network, a national network of Stored Value and Debit Card load stations located throughout the United States. To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

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